WORK Medical Technology Group LTD

December 29, 2023

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Fay
Daniel Gordon
Margaret Schwartz
Katherine Bagley

Re:	WORK Medical Technology Group LTD
Amendment No. 5 to Registration Statement on Form F-1
Filed on November 6, 2023
File No. 333-271474

Ladies and Gentlemen:

This letter is in response to the letter dated November 20, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to WORK Medical Technology Group LTD (the “Company,” “we” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (“Amendment No. 6 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 5 to Registration Statement on Form F-1

General

1. It appears you will be requesting effectiveness of your F-1 registration statement before completing the CSRC process. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

Response: We respectfully advise the Staff that the Company completed the filing procedures with the CSRC on December 21, 2023. We have accordingly revised our disclosure in Amendment No. 6 to the Registration Statement, per the request from the CSRC.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC